

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 14, 2014

<u>Via E-mail</u>
Vlad Sklyarevich
President
Gyrotron Technology, Inc.
3412 Progress Drive
Bensalem, PA 19020

> **Re: Gyrotron Technology, Inc.**
> **Registration Statement on Form 10**
> **Filed October 15, 2014**
> **File No. 000-55294**

Dear Mr. Sklyarevich:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Please note that this filing will become effective automatically 60 days after the date you initially filed it. If this filing was made voluntarily, you should consider withdrawing it prior to the effective date if comments remain outstanding. You could then refile when you are prepared to resolve the comments. Please file your request for withdrawal before the automatic effectiveness date.

If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Item 1. Description of Business, page 4</u>

1.   Given that you were incorporated in 1998, please provide additional detail about the development of your business since incorporation so that an investor can understand your current status as having recently located a gyrotron to lease.

2.   Please clarify how you intend to derive revenues. It appears that you do not intend to manufacture or sell the gyrotron, rather you intend to sell services using the gyrotron. In this respect, please clarify what "installations" are, and whether you have the necessary resources in place to commence installations.

3.	We note several claims throughout your filing about the functioning and characteristics of the gyrotron beam. Since it appears that you may not have commercialized this technology in all of these ways, please provide substantiation for these claims or qualify them as management's belief.

4.	We note your disclosure on page 6 that Gabriel Capital has informed you that, if necessary, it would loan you the funds to acquire the cyromagnet that you state you need for your business. Please tell us why you believe that disclosure is appropriate given the disclosure on page 21 that Gabriel Capital is being wound down under supervision of a court appointed receiver.

Products and Applications, page 7

5.	Please clarify which of the applications you have commercialized.

Liquidity and Capital Resources, page 17

6.	Please discuss your agreements and understandings with Gabriel Capital LP in this section, including terms of any expected loans or investments, to the extent they represent a material factor in your liquidity strategy. Also please discuss how you expect Gabriel Capital's winding down to affect your liquidity.

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 18

7.	Please revise to clarify what will happen with the shares owned by Gabriel Capital LP once that entity is wound down. Also please revise the notes to the table on page 19 to clarify the relationship between Ariel Fund Ltd. and Gabriel Capital LP, and identify the other court-appointed joint receiver of Ariel Fund.

Directors and Executive Officers, page 20

8.	Please revise to explain what you mean by Dr. Sklyarevich's "expertise with gyrotron beam technology."

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Brian Cascio, Accounting Branch Chief at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Brian Soares at (202) 551-3580 or me at (202) 551-3528 with any other questions.

Sincerely,

/s/ Russell Mancuso for

Amanda Ravitz
Assistant Director

cc (via e-mail): David Lubin, Esq.
David Lubin & Associates, PLLC